WINSTON & STRAWN LLP

35 W. WACKER DRIVE

CHICAGO, ILLINOIS 60601

April 28, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director

Re:	Fortune Brands, Inc.
Registration Statement on Form S-4
File No. 333-131990

Dear Ms. Long:

On behalf of Fortune Brands, Inc. (“Fortune Brands” or the “Company”), submitted herewith for filing is Amendment No. 3 to the Registration Statement referenced above (“Amendment No. 3”). The Company is filing Amendment No. 3 in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated April 19, 2006 (the “Letter”) to Mr. Mark A. Roche, Esq., Senior Vice President, General Counsel and Secretary of Fortune Brands, Inc. with respect to the Registration Statement referred to above, originally filed with the Commission on February 22, 2006, as amended by Amendment No. 1 thereto (“Amendment No. 1”) as filed with the Commission on March 29, 2006 and Amendment No. 2 thereto (“Amendment No. 2”) as filed with the Commission on April 12, 2006 (the Registration Statement referred to above, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Registration Statement”). An electronic version of Amendment No. 3 concurrently has been filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval system. For your convenience, we have enclosed three (3) copies of Amendment No. 3, marked to show changes made to Amendment No. 2.

Tax Opinions/IRS Rulings, page 54

Comment 1:	Please update this section to reflect the receipt of the required tax opinions and satisfaction of the condition.

Response:

As discussed between our firm and Mr. Craig Slivka of the Staff on April 20, 2006, the Company respectfully submits that the condition to the consummation of the merger will not be satisfied until the required tax opinions are

Securities and Exchange Commission

Attention: Ms. Pamela A. Long, Assistant Director

April 28, 2006

executed as of the closing date. Accordingly, the requested change has not been made to the Registration Statement.

Consequences of the Mergers to U.S. Holders, page 55

Comment 2:	Please revise to clearly state whose opinion is being given in this section. The use of the phrase “in accordance” is also confusing. Please also clarify who is opining on the tax consequences that are discussed in this section.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 55 of the Registration Statement.

Comment 3:	Please clarify whether you are providing a long or a short-form tax opinion. If you choose a long-form opinion, please ensure that the discussion of the consequences to U.S. holders is included in the exhibits and summarized in the prospectus. If you choose a short-form opinion, ensure that the exhibits clearly confirm that the opinion set forth in the prospectus is the opinion of counsel, and the disclosure in the prospectus clearly states that the discussion is counsel’s opinion.

Response:	Winston & Strawn LLP is providing a short-form tax opinion, and our firm has revised its tax opinion in response to the Staff’s comment. Please see Exhibit 8.1 to the Registration Statement.

Exhibit 8.1

Comment 4:	Please remove language from the last paragraph of the opinion that it may only be relied upon by the board of directors.

Response:	Winston & Strawn LLP has revised its tax opinion in response to the Staff’s comment. Please see Exhibit 8.1 to the Registration Statement.

Exhibit 8.2

Comment 5:	We note that counsel has consented to the reproduction of the opinion as an exhibit to the registration statement; however, counsel has not consented to the prospectus discussion. Please revise.

Response:	As discussed between our firm and Mr. Craig Slivka of the Staff on April 20, 2006, the Company respectfully submits that Mayer, Brown, Rowe and Maw LLP is not rendering an opinion with respect to the discussion entitled “MATERIAL FEDERAL INCOME TAX CONSEQUENCES” in the Registration Statement. Accordingly, Exhibit 8.2 has been deleted from the Registration Statement.

Securities and Exchange Commission

Attention: Ms. Pamela A. Long, Assistant Director

April 28, 2006

If you have any questions regarding the above or enclosed Registration Statement, kindly contact the undersigned at 312-558-7342 or Eric L. Jacobson of this firm at 312-558-6063.

Sincerely yours,

/S/ GREGORY J. BYNAN

Gregory J. Bynan

cc:	Mark A. Roche
William E. Hamb